Mail Stop 3561

July 24, 2007

Mr. Rick A. Lepley
Chief Executive Officer
A.C. Moore Arts & Crafts, Inc.
130 A.C. Moore Drive
Berlin, New Jersey 08009

> **RE:** **A.C. Moore Arts & Crafts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Schedule 14A**
> **Filed March 12, 2007, May 8, 2007 and April 30, 2007**
> **File No. 0-23157**

Dear Mr. Lepley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

1.   Please expand your discussion and analysis to include a discussion of any known
        trends, such as the downward trend in earnings, sales per square foot, average net
        sales per store and margins and upward trend in selling, general and
        administrative expenses and whether you expect the trends to continue. The
        discussion should also provide insight into the material opportunities, challenges
        and risks on which management is focused for both the short and long term that
        are driving the business and operating initiatives described on page 26 to provide
        insight to readers to see the business through the eyes of management. See Item
        303 of Regulation S-K and the Commission's Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations issued
        December 19, 2003 available at www.sec.gov.

Results of Operations, page 27

2.   Please consider expanding your discussions of selling, general and administrative
        expenses to address significant dollar increases in costs, such as expenses related
        new stores and the level of fixed expenses from period-to-period affecting the
        leveraging or de-leveraging of expenses as a percentage of sales. Also, please
        clarify your disclosure on page 28 related to the de-leveraging of selling, general
        and administrative expenses given the overall increase in sales between periods.

Liquidity and Capital Resources, page 33

3.   Please revise the narrative accompanying your table of contractual obligations to
        clarify what is included in the line item for store operating leases. For example,
        please disclose that the obligations do not include insurance, taxes, maintenance
        and other costs required by operating leases. Also, provide a context for readers
        to understand the impact of such costs on your operating lease obligations. See
        Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the
        Commission's Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations.

Critical Accounting Estimates, page 33

4.   Please disclose the effect of changes in critical accounting estimates between
        periods to the extent such changes had a significant effect on your financial
        position or operating results. In addition, please include a qualitative and

quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis, to the extent material, of such factors as to how you arrive at each of your estimates, how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Section 501.14 of Codification of Financial Reporting Policies.

Note 11. Commitments and Contingencies, page 52

Contingencies, page 53

5.   Please tell us in detail why you believe you are unable to reasonably estimate the loss related to the civil action disclosed in the first paragraph given the unfavorable outcome and jury award. In this regard, it appears to us that you have incurred a loss in an amount of the awarded damages. In addition, please explain to us why you believe that a reversal of the award in an appeal would not be considered a gain contingency.

Item 9A. Controls and Procedures, page 55

6.   Please revise to remove "at the reasonable assurance level" from your conclusion on the effectiveness of disclosure controls and procedures or revise to state that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Schedule 14A filed April 30, 2007

7.   We note your disclosure in footnote (3) under director compensation on page 13 regarding the approval of a five-year exercisabilty period of unexercised options held by retiring directors. It also appears that similar provisions were included in separation agreements of retiring executive officers. Please tell us if you consider the extension of the exercise period of the awards as modifications as defined in paragraph 51 of SFAS 123(R). If so, tell us how you measured the resulting effects of the modifications. If not, tell us why you do not consider the changes in terms as modifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief